

Proof Bread is not accepting investment.

View investment opportunities on Mainvest

Edit Profile Watch this investment opportunity Share
Proof Bread

Bakery

Phoenix, AZ 85028
View Website
Connect with us
Profile
Data Room
Discussion
This is a preview. It will become public when you start accepting investment.
THE PITCH
Proof Bread is seeking investment to open 2 retail locations and a warehouse.
Adding A LocationLease Secured
This is a preview. It will become public when you start accepting investment.
Previous
Next
This is a preview. It will become public when you start accepting investment.

A New Chapter to Optimize Our Production Capability, Better Serve Our Customer Base, and Solidify Our Supply Chain:

Proof is launching a complimentary operation to its original portfolio in the heart of Phoenix. Our new entity Proof Bread 51 LLC will encompass a pair of retail locations including a satellite bakery and a prime micro retail unit as well as a 3,000 square foot warehouse.

Since 2017 Proof has built up a large retail audience primarily by attending multiple Phoenix Metro farmers markets and providing residential delivery services. Originally, as a garage bakery we built a portfolio that was heavily hinged upon Saturday Farmers Markets serving 2,500 customers each Saturday morning.

In 2020 we were forced to move out of our original cottage garage setup and used the opportunity to build a scalable production hub in the heart of Downtown Mesa. In 2021 we moved into this location. While our Saturday markets are still responsible for around 50% of our overall revenue, the retail bakery is now our strongest location with the best overall margins.

Over the course of 2021 and 2022 we have focused heavily on people and systems creating a much larger and more robust workforce which is capable of producing Saturday level volume and quality all week. Now we are ready to maximize our production potential, diversify our retail footprint, and balance our week of sales so that it is not so heavily reliant on Saturdays.

Our new footprint will allow us to scale production and better utilize the resources that we have already invested in. It will provide us the redundancy that we need to thrive through most uncertainty and help us capitalize on an existing customer footprint that is near our chosen sites. We already have tens of thousands of customers within a few miles of each of these new retail sites.

The satellite bakery coupled with a warehouse will allow us to reach the next major milestone in our supply chain management with ingredient deliveries shifting to full truck loads and saving our business over $200,000 annually in ingredient costs. The warehouse will also be home to our old commercial scale garage equipment and a new stone mill affording us one more leg of vertical integration and significant productivity jumps.

The micro retail unit is located in one of the most densely populated zip codes in the iconic Roosevelt district of Downtown Phoenix.

The satellite bakery/warehouse is located proximal to a highway with over 100,000 cars per day traveling within 1/8 of a mile. The income demographics, population, parking and accessibility beat our Downtown Mesa location by at least a factor of 2 in every major point of consideration. This central highway location will provide unbeatable distribution potential to a huge population center with over 1.2 million people within a 5 mile radius.

This is a preview. It will become public when you start accepting investment.
PARADISE HILLS SATELLITE BAKERY AND WAREHOUSE

Satellite Bakery and warehouse in a central location on a highway interchange in the heart of our strongest customer base.

Over 44,000 cars on the intersection daily with 66,000 passing by on the highway
1.2 Million residents within 5 miles
Great mix of businesses, schools and residences providing steady traffic throughout the day
2x average household income versus our main Mesa location
Over $200,000 of anticipated supply chain savings due to warehouse
This is a preview. It will become public when you start accepting investment.
HOME GARAGE ROOTS
Play
00:00
-20:23
Mute
Settings
Enter fullscreen
Play
This is a preview. It will become public when you start accepting investment.
TRACTION & VALIDATION

Our community of supporters has been growing steadily since 2017. Proof has been doubling annually every year for the past 5 years and now serves nearly 3,000 customers a week.

Proof serves an average of 3,000 customers per week.
In 2017 Proof had around 4,000 followers online. Today, across all platforms, it is 220,000.
Our strongest markets are in Phoenix, only minutes from the new retail sites we plan to open
Proof grew during COVID, and diversified into multiple sales channels.
Our Downtown Mesa production hub is ready for an increase in volume.
This is a preview. It will become public when you start accepting investment.
Q&A
Why is this the right time to expand Proof's footprint?

This opportunity allows us to fully realize the work that we have put in for the past 5 years. Both new retail locations are located only minutes from Farmers Market locations where we have been selling for years. We own distribution vehicles and are optimized for distribution from our main location in Downtown Mesa, yet our truck and ovens are grossly underutilized. We have built a robust team to meet our Saturday volume which is capable of producing at a similar volume all week. Our new retail locations will balance our labor budget making it more economical for us to produce at higher output levels.

What is the reason for the warehouse?

Our production facility is optimized to house no more than 6 pallets of flour on hand in any given moment. We are on track to use more than this quantity every week. A full truck load of flour is 17 pallets. Buying by the full truck load (FTL) will result in around $144,000 in annual savings in year 1. The savings will scale linearly as our production grows. Due our heavy croissant production, butter is another important ingredient to consider. Buying by the full truck load will allow us to save around $65,000 annually on butter. Additionally, the warehouse will allow us the space to invest in our own stone mill providing greater vertical integration and pivot opportunities with the grain supply chain. The savings alone pay for the warehouse operations.

Why is this the right time to expand Proof's footprint?

This opportunity allows us to fully realize the work that we have put in for the past 5 years. Both new retail locations are located only minutes from Farmers Market locations where we have been selling for years. We own distribution vehicles and are optimized for distribution from our main location in Downtown Mesa, yet our truck and ovens are grossly underutilized. We have built a robust team to meet our Saturday volume which is capable of producing at a similar volume all week. Our new retail locations will balance our labor budget making it more economical for us to produce at higher output levels.

What is the reason for the warehouse?

Our production facility is optimized to house no more than 6 pallets of flour on hand in any given moment. We are on track to use more than this quantity every week. A full truck load of flour is 17 pallets. Buying by the full truck load (FTL) will result in around $144,000 in annual savings in year 1. The savings will scale linearly as our production grows. Due our heavy croissant production, butter is another important ingredient to consider. Buying by the full truck load will allow us to save around $65,000 annually on butter. Additionally, the warehouse will allow us the space to invest in our own stone mill providing greater vertical integration and pivot opportunities with the grain supply chain. The savings alone pay for the warehouse operations.

Why is this the right time to expand Proof's footprint?

This opportunity allows us to fully realize the work that we have put in for the past 5 years. Both new retail locations are located only minutes from Farmers Market locations where we have been selling for years. We own distribution vehicles and are optimized for distribution from our main location in Downtown Mesa, yet our truck and ovens are grossly underutilized. We have built a robust team to meet our Saturday volume which is capable of producing at a similar volume all week. Our new retail locations will balance our labor budget making it more economical for us to produce at higher output levels.

What is the reason for the warehouse?

Our production facility is optimized to house no more than 6 pallets of flour on hand in any given moment. We are on track to use more than this quantity every week. A full truck load of flour is 17 pallets. Buying by the full truck load (FTL) will result in around $144,000 in annual savings in year 1. The savings will scale linearly as our production grows. Due our heavy croissant production, butter is another important ingredient to consider. Buying by the full truck load will allow us to save around $65,000 annually on butter. Additionally, the warehouse will allow us the space to invest in our own stone mill providing greater vertical integration and pivot opportunities with the grain supply chain. The savings alone pay for the warehouse operations.

This is a preview. It will become public when you start accepting investment.
OUR STORY

We started our relationship with Proof as customers of the bakery ourselves. Purchasing Proof's old world sourdough bread and pastries were a weekly ritual for us until one day in 2017, when we discovered that the original owner was moving. We jumped right in.

In June 2017 we learned that Jared Allen, Proof's founder, was moving away.
A powerful gut instinct drove us to take over the brand a few days later.
In the beginning, Proof had very little. No mixers, rudimentary tools.
We poured ourselves into bread making and study, and with grit grew our skills and the business.
Proof has captured the attention of our community, and many around the world. Thousands loyally buy our bread each week, which up until 2021 was made from our home garage
This is a preview. It will become public when you start accepting investment.
THE TEAM
Jonathan Przybyl
Owner

Jon is a life-long driven individual who pursues ideas and builds upon dreams. He has been doing this since he was a young kid. He thrives solving complex problems, and has an insatiable appetite to learn. Jon's vision for Proof, coupled with an uncompromising desire for improvement, has grown it into what it is today.

Amanda Abou-Eid
Owner

Amanda is the heart of the organization. Not only is she willing to do what it takes to get the job done, but she is able to glue everyone together. Amanda offers a critical balance to Jon as well as a versatile skill set. Prior to Proof, Amanda worked in corporate finance at American Airlines.

This is a preview. It will become public when you start accepting investment.
PROOF IS BUILDING A GLOBAL COMMUNITY ON YOUTUBE
Play
00:00
-1:03:00
Mute
Settings
Enter fullscreen
Play

This original video has been viewed over 4 million times. The channel has nearly 160,000 subscribers and growing. Hundreds of cottage bakeries have been launched since 2020 as a result of Proof's Youtube channel all over the world. This channel yields a steady stream of visitors to our locations. Our new satellite bakery will be even closer for airport travelers, and similarly to our Main Street facility it will be setup as a classroom bakery to reach this audience.

This is a preview. It will become public when you start accepting investment.
210,000 people
Social Media Followers
500 people

Average Daily Customers
25
Employees
This is a preview. It will become public when you start accepting investment.
THE ECO-PHOENIX MICRO RETAIL SPACE

This micro retail unit is in the highest density area in the state allowing us an affordable high volume sales channel with incredible exposure

Over 22,000 residents within 1 mile
6,000,000 visitors annually to Downtown Phoenix
Beautiful new development with apartments above the retail unit
6700 residential units built since 2000 in the neighborhood
12,000 student Downtown Phoenix ASU campus
Less than 1 mile from a Farmers market where we have seen 300 customers a week since 2017
Small footprint equals less monthly cost than we pay at the neighboring Farmers market. Easy to staff.
This is a preview. It will become public when you start accepting investment.

Our original Mainvest raise for the core production facility has beat projections every quarter

Order Online
This is a preview. It will become public when you start accepting investment.
JULY 2022
Paradise Hills build out begins

Landlord will provide a white shell for the retail unit to be completed in 2-3 months. During this timeframe we will secure our own plans and contractors so that we can finish the build out by the end of the year.

JULY 2022
Warehouse operations will begin

The Paradise Hills warehouse space will require some construction, but the storage section of the premises will be able to be immediately activated saving us thousands on flour every month.

SEPTEMBER 2022
Paradise Hills Retail White Shell will be Ready

We expect to gain access to the retail unit by September with only minor work needed to ready it for opening day.

NOVEMBER 2022
ECO Phoenix Micro Retail unit will be ready to occupy

Landlord will provide a white shell and we intend to finish our own build out beginning November.

DECEMBER 2022
Anticipated Opening of Paradise Hills Store

This satellite bakery will utilize our old garage ovens and serve as a satellite bakery. We will deliver ready to bake cold fermenting breads from our main production hub daily and bake them off just before the doors open in this location.

JANUARY 2022
Anticipated Open of Downtown Phoenix Micro Retail

Our micro retail location in Downtown Phoenix will be in a position to open within a couple months of receiving the white shell from the landlord. This is a new build and construction is already quite far along.

This is a preview. It will become public when you start accepting investment.
PRESS
How this Arizona bakery helps Kyiv bakers feed Ukraine: 'Easier to bake bread than sit home'

During the Russia - Ukraine war, Proof Bread in Mesa, Arizona is helping Bakehouse in Kyiv to feed the Ukrainian army. Here's how they teamed up.

Inside Proof Bread, a family-run bakery in Mesa

Proof Bread is a popular bakery at farmers markets in Mesa, Phoenix and Gilbert. The family-run business will move to downtown Mesa in early 2021.

Popular Mesa community bakery receiving worldwide financial support after being forced to move

The city of Mesa cited code violation and gave Proof Bread a notice. It says the business has to find a new space by Jan. 15, 2021, or they could be fined.

Russia-Ukraine War: Mesa baker raising money for Kyiv bakery that is helping to feed others amid the invasion

A bakery in the heart of Arizona is doing what it can to support a bakery half a world away that is helping to feed those in Kyiv, as the Russian invasion of the country continues.

Downtown Mesa bakery owner helping Ukraine

Jon Przybyl and Amanda Abou-Eid are baking bread for Ukraine in downtown Mesa.

Proof Bread finds its new home in downtown Mesa

Proof has found a new home for its bread-baking operations in downtown Mesa.

Mesa baker rallies support to help fellow Ukrainian bakery by feeding families

But right now, Przybyl's attention is focused on the safety and well-being of his friend and fellow baker, Ana Makiewska, who lives in Ukraine and runs a bakery of her own.

Phoenix Bakeries and Restaurants Rally for Ukraine

Restaurant owners and bakers around the Valley are finding ways to donate to Ukraine.

Jared Allen Says Goodbye to Phoenix, but Not Before Handing Over the Reins of Proof

Jared Allen is moving to Massachusetts, but he's leaving Proof in what he says are capable hands.

Proof Bread Enters Phase 2.0

Proof Bread, the rustic from-scratch bakery, has entered a brave new phase with new owners Jonathan Przybyl and Amanda Abou-Eid.

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Equipment $56,100
Build Out of Units $37,900
Mainvest Compensation $6,000
Total $100,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $1,200,000 $1,440,000 $1,728,000 $2,073,600 $2,488,320
Cost of Goods Sold $240,000 $288,000 $345,600 $414,720 $497,664
Gross Profit $960,000 $1,152,000 $1,382,400 $1,658,880 $1,990,656

EXPENSES

Rent $67,090 $69,102 $71,175 $73,311 $75,510
Utilities $33,600 $35,000 $36,000 $37,000 $38,000
Salaries $464,000 $514,000 $564,000 $614,000 $664,000
Insurance $32,544 $33,357 $34,190 $35,044 $35,920
Repairs & Maintenance $6,000 $6,150 $6,303 $6,460 $6,621
Legal & Professional Fees $6,000 $6,150 $6,303 $6,460 $6,621
Operating Profit $350,766 $488,241 $664,429 $886,605 $1,163,984

This information is provided by Proof Bread. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2022 Balance Sheet

Investment Round Status

Target Raise $100,000

Maximum Raise $600,000

Amount Invested $0

Investors 0

Investment Round Ends October 21st, 2022

Summary of Terms

Legal Business Name Proof Bread 51 LLC

Investment Structure Revenue Sharing Note

Investment Multiple 1.6×

Business's Revenue Share 1%-6%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date September 30th, 2029

Financial Condition

Historical milestones

Proof Bread has been operating under current ownership since July of 2017 and has since achieved the following milestones:

Opened location in Mesa, Arizona as a Cottage Bakery

2017 Gross Revenue was $55k

2018 Gross Revenue was $250k

2019 Gross Revenue was $385k with COGS of $160k

2020 Gross Revenue was $850k with COGS of $207k

Other challenges

Proof Bread has had the following other challenges

In September 2020 the City of Mesa wrote a demand letter to Proof requesting that the business find a commercial location to operate in as opposed to staying under the Arizona Cottage Licensing in Proof's residential garage.

Risk Factors

Real Estate Risk

Proof Bread is still in the process of finishing the build out on our location lease, which will be necessary to conduct operations past the summer of 2021. To the extent that Proof is unable to finish the build out, there could be an interruption in our revenues until the location is completed. This risk is minimal considering the build out is in majority complete.

Reliance on Management

As a securities holder, you will not be able to participate in Proof Bread's management or vote on and/or influence any managerial decisions regarding Proof Bread. Furthermore, if the founders or other key personnel of Proof Bread were to leave Proof Bread or become unable to work, Proof Bread (and your investment) could suffer substantially.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Proof Bread nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Proof Bread and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Proof Bread is a newly established entity and therefore has no operating history from which forecasts could be projected with.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Proof Bread to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Proof Bread operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Limited Operating History

Proof Bread is a newly established entity and has no history for prospective investors to consider.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Proof Bread competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Proof Bread's core business or the inability to compete successfully against the with other competitors could negatively affect Proof Bread's financial performance.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Proof Bread might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Proof Bread is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Proof Bread

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Proof Bread's financial performance or ability to continue to operate. In the event Proof Bread ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Proof Bread will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Proof Bread is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Proof Bread will carry some insurance, Proof Bread may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Proof Bread could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Proof Bread's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Proof Bread's management will coincide: you both want Proof Bread to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Proof Bread to act conservative to make sure they are best equipped to repay the Note obligations, while Proof Bread might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Proof Bread needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Proof Bread or management), which is responsible for monitoring Proof Bread's compliance with the law. Proof Bread will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Proof Bread is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Proof Bread fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Proof Bread, and the revenue of Proof Bread can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Proof Bread to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Proof Bread. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.

This is a preview. It will become public when you start accepting investment.

Investor Discussion

About Us

Blog

Press

FAQ

Referral Program

Business Resource Center

Support Center

Educational Materials

Contact Us

Terms of Service

Privacy Policy

This website, Mainvest.com, which we refer to as the "Site," is owned by MainVest, Inc., which we refer to as "Mainvest." Mainvest is a licensed Funding Portal that offers investments under Regulation Crowdfunding, which is also known as Title III Crowdfunding. Our offerings under Regulation Crowdfunding are open for investment from the general public. By using the Site, you are subject to our Terms of Use and our Privacy Policy. Please read these carefully before using the Site. Although our Site offers investors the opportunity to invest in a variety of companies, we do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisers. Investors must make their own investment decisions, either alone or with their personal advisors. Neither the Securities and Exchange Commission nor any state agency has reviewed the investment opportunities listed on the Site. Mainvest does not provide any legal, tax, or accounting advice with respect to any securities. Thank you for using the Site. If you have questions, please contact us at info@mainvest.com.

ALL OF THE INVESTMENT OPPORTUNITIES ON MAINVEST CONTAIN RISK.

ONLY INVEST IF YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

This site is protected by reCAPTCHA and the Google Privacy Policy and Terms of Service apply.